UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-17204

                                                               CUSIP NUMBER
                                                               45663L 40 3

(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

             For Period Ended:  December 31, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

______________________________________________________________________________

PART I - REGISTRANT INFORMATION


INFINITY, INC.
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Full Name of Registrant


211 WEST 14TH STREET
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Address of Principal Executive Office (Street and Number)


CHANUTE, KANSAS  66720
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company encountered a delay in receiving the reserve reports prepared by independent reserve engineers relating the Company's oil and gas assets. This has delayed the completion of the financial statements and certain related disclosures to be included in the Annual Report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Jon D. Klugh                      620            431-6200
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             (Name)                      (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X] Yes [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a pre-tax net loss of $(2.7) million compared to net income before taxes of $5.2 million for the unaudited twelve month period ended December 31, 2001.  The Company also expects to report a net loss after taxes for the year ended
     December 31, 2002, of $(1.6) million compared to net income of
     $3.2 million for the unaudited twelve month period ended December 31, 2001. Decreased sales in the Powder River Basin of Wyoming by the Company's Consolidated Oil Well Services, Inc. subsidiary, increased depreciation on equipment utilized in the oil field service business and increased costs associated with SEC filings, staffing and oil production operations all contributed to the reduction in net income after taxes in the year ended December 31,
     2002 compared to the period ended December 31, 2001.  The Company also recognized a gain on the sale of Evergreen stock in the 2001 period that it did not have in the 2002 period.
______________________________________________________________________________


                                INFINITY, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: March 31, 2003         By: /s/ Jon Klugh
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                                 Jon Klugh, Chief Financial Officer